Exhibit 99.1

TALISMAN ENERGY INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2015

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30,	December 31,
(millions of US$)	2015	2014

Assets
Current
Cash and cash equivalents (note 23)	78	262
Accounts receivable	456	893
Risk management (note 17)	—	850
Income and other taxes receivable (note 21)	490	80
Restricted cash (note 9)	—	149
Inventories	115	133
Prepaid expenses	34	34
	1,173	2,401
Other assets (note 8)	174	180
Investments (note 6)	531	604
Risk management (note 17)	—	421
Goodwill (note 7)	279	279
Property, plant and equipment (note 10)	8,268	9,064
Exploration and evaluation assets (note 10)	2,462	2,544
Deferred tax assets	127	1,837
	11,841	14,929
Total assets	13,014	17,330

Liabilities
Current
Bank indebtedness	13	9
Accounts payable and accrued liabilities	983	1,577
Current portion of Yme removal obligation (note 9)	—	186
Obligation to fund equity investee (note 6)	229	186
Risk management (note 17)	—	2
Income and other taxes payable	61	93
Loans from joint ventures (note 6)	96	15
Current portion of long-term debt (note 14)	156	1,109
	1,538	3,177
Decommissioning liabilities (note 12)	979	1,885
Other long-term obligations (note 15)	233	273
Loans from related parties (note 14)	959	—
Long-term debt (note 14)	3,793	3,955
Deferred tax liabilities	835	635
	6,799	6,748

Contingencies and commitments (note 18)

Shareholder’s equity
Common shares (note 16)	1,992	1,738
Preferred shares (note 16)	—	191
Contributed surplus	86	176
Retained earnings	1,899	4,489
Accumulated other comprehensive income	700	811
	4,677	7,405
Total liabilities and shareholder’s equity	13,014	17,330

See accompanying notes.

Condensed Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2015	2014	2015	2014
		(restated - note 4)		(restated - note 4)
Revenue
Sales	541	973	1,762	3,237
Other income (note 19)	24	35	105	112
Loss from joint ventures, after tax (note 6)	(231)	(13)	(545)	(44)
Total revenue and other income	334	995	1,322	3,305

Expenses
Operating	215	263	659	806
Transportation	47	47	137	128
General and administrative	61	92	228	297
Depreciation, depletion and amortization	394	398	1,184	1,220
Impairment, net of reversals (note 11)	325	—	373	(32)
Dry hole	1	36	14	64
Exploration	20	44	142	127
Finance costs (note 13)	83	79	246	245
Share-based payments recovery (note 16)	—	(16)	(24)	(25)
Gain on held-for-trading financial instruments (note 17)	—	(428)	(62)	(197)
(Gain) loss on disposals (note 5)	—	(6)	9	(560)
Other, net (note 20)	34	(7)	180	37
Total expenses	1,180	502	3,086	2,110
Income (loss) from continuing operations before taxes	(846)	493	(1,764)	1,195
Income taxes (note 21)
Current income tax (recovery)	(359)	65	(224)	330
Deferred income tax (recovery)	412	(11)	644	52
	53	54	420	382
Net income (loss) from continuing operations	(899)	439	(2,184)	813

Discontinued operations
Net income (loss) from discontinued operations (note 4)	112	(14)	(294)	(134)
Net income (loss)	(787)	425	(2,478)	679

Per common share (US$):
Net income (loss) from continuing operations	(0.86)	0.42	(2.11)	0.78
Net income (loss) from discontinued operations	0.11	(0.01)	(0.28)	(0.13)
Net income (loss)	(0.75)	0.41	(2.39)	0.65
Diluted net income (loss) from continuing operations	(0.86)	0.39	(2.14)	0.70
Diluted net income (loss) from discontinued operations	0.11	(0.01)	(0.28)	(0.13)
Diluted net income (loss)	(0.75)	0.38	(2.42)	0.57
Weighted average number of common shares outstanding (millions)
Basic	1,044	1,033	1,039	1,033
Diluted	1,044	1,041	1,039	1,040

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2015	2014	2015	2014

Net income (loss)	(787)	425	(2,478)	679

Items to be reclassified to net income or loss in subsequent periods:
Foreign currency translation	3	—	3	—
Transfer of accumulated comprehensive income on disposition of foreign operations (note 4)	(114)	—	(114)	—
Items not to be reclassified to net income or loss in subsequent periods:
Actuarial gains (losses) relating to pension and other post-employment benefits[1]	(4)	(1)	7	(4)
Other comprehensive loss	(115)	(1)	(104)	(4)
Comprehensive income (loss)	(902)	424	(2,582)	675

1.  For the three and nine months ended September 30, 2015, amount is net of tax of $2 million and $2 million respectively (2014 - $nil and $1 million respectively).

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2015	2014	2015	2014

Common shares (note 16)
Balance at beginning of period	1,992	1,759	1,738	1,723
Issued on exercise of stock options	—	—	—	5
Converted from preferred shares	—	—	195	—
Shares purchased and held in trust for long-term PSU plan	—	(17)	(30)	(17)
Shares in trust sold on open market	—	—	3	—
Shares released from trust for long-term PSU plan	—	—	86	31
Balance at end of period	1,992	1,742	1,992	1,742

Preferred shares (note 16)
Balance at beginning of period	—	191	191	191
Converted to common shares	—	—	(191)	—
Balance at end of period	—	191	—	191

Contributed surplus
Balance at beginning of period	86	124	176	135
Preferred shares conversion difference	—	—	(4)	—
Settlement of long-term PSU plan grant	—	—	(104)	(31)
Share-based payments	—	11	18	31
Balance at end of period	86	135	86	135

Retained earnings
Balance at beginning of period	2,690	5,802	4,489	5,695
Net income (loss)	(787)	425	(2,478)	679
Actuarial gains (losses) transferred to retained earnings	(4)	(1)	7	(4)
Common share dividends (note 16)	—	(69)	(117)	(209)
Preferred share dividends (note 16)	—	(2)	(2)	(6)
Balance at end of period	1,899	6,155	1,899	6,155

Accumulated other comprehensive income
Balance at beginning of period	811	811	811	811
Other comprehensive loss	(115)	(1)	(104)	(4)
Actuarial losses (gains) transferred to retained earnings	4	1	(7)	4
Balance at end of period	700	811	700	811

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2015	2014	2015	2014
		(restated - note 4)		(restated - note 4)
Operating activities
Net income (loss) from continuing operations	(899)	439	(2,184)	813
Add: Finance costs (cash and non-cash) (note 13)	83	79	246	245
Items not involving cash (note 22)	1,378	(20)	4,077	493
	562	498	2,139	1,551
Changes in non-cash working capital	(393)	(45)	(370)	(300)
Cash provided by operating activities from continuing operations	169	453	1,769	1,251

Investing activities
Capital expenditures
Exploration, development and other	(295)	(493)	(791)	(1,421)
Property acquisitions	(2)	(23)	(10)	(23)
Proceeds of resource property dispositions (notes 4 and 5)	—	102	—	1,494
Loan to joint venture, net of repayments (note 6)	—	7	—	(343)
Investment in joint ventures (note 6)	(97)	(186)	(459)	(186)
Changes in non-cash working capital	(2)	142	(230)	137
Cash used in investing activities from continuing operations	(396)	(451)	(1,490)	(342)

Financing activities
Long-term debt repaid (note 14)	—	(18)	(1,558)	(897)
Long-term debt issued (note 14)	—	44	452	359
Loans from joint ventures (note 6)	22	12	81	30
Loans from related parties (note 14)	128	—	959	—
Common shares issued (note 16)	—	—	—	4
Common shares purchased (note 16)	—	(17)	(30)	(17)
Common shares held in trust sold (note 16)	—	—	3	—
Finance costs (cash)	(73)	(73)	(223)	(225)
Common share dividends	—	(69)	(117)	(209)
Preferred share dividends	—	(2)	(2)	(6)
Deferred credits and other	(9)	11	(39)	12
Changes in non-cash working capital	16	17	26	30
Cash provided by (used in) financing activities from continuing operations	84	(95)	(448)	(919)
Effect of translation on foreign currency cash and cash equivalents	—	(1)	1	5
Cash provided by (used in) operating activities from discontinued operations (note 4)	(5)	7	(29)	44
Cash provided by (used in) investing activities from discontinued operations (note 4)	46	(35)	9	(160)
Net decrease in cash and cash equivalents	(102)	(122)	(188)	(121)
Cash and cash equivalents net of bank indebtedness, beginning of period	167	352	253	351
Cash and cash equivalents net of bank indebtedness, end of period	65	230	65	230

Cash and cash equivalents	78	237	78	237
Bank indebtedness	(13)	(7)	(13)	(7)
Cash and cash equivalents net of bank indebtedness, end of period	65	230	65	230

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

Talisman Energy Inc. (“Talisman” or “the Company”) is a company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada. Talisman’s common shares are wholly-owned by a subsidiary of Repsol S.A. (“Repsol”).  Talisman continues to be a reporting issuer in each of the jurisdictions of Canada. Its registered office is located at Suite 2000, 888 — 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and nine month periods ended September 30, 2015 were approved by the Audit Committee on November 12, 2015.

Repsol Acquisition of Talisman

On May 8, 2015, the acquisition of Talisman by Repsol, by the way of an arrangement under the Canada Business Corporations Act, was completed. Repsol acquired all of the Company’s outstanding common and preferred shares. Upon the completion of the arrangement, the common shares were delisted from the Toronto Stock Exchange and the New York Stock Exchange, and the preferred shares were delisted from the Toronto Stock Exchange and converted into common shares on a 1:1 basis (note 16).

2. BASIS OF PREPARATION

These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements of Talisman as at and for the year ended December 31, 2014 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the condensed Consolidated Statement of Income (Loss).

3. SIGNIFICANT ACCOUNTING POLICIES

a) Changes in Accounting Policies

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2014 audited annual Consolidated Financial Statements, except for the following:

Foreign Currency Translation

Subsequent to the sale of substantially all of the assets and liabilities of Talisman’s Norwegian operations on September 1, 2015, (note 4), management has determined that the functional currency of the remaining Norwegian activities is more closely linked to the Norwegian Krone (NOK) than to the US$. Accordingly, effective September 1, 2015, these activities have been accounted for using a NOK functional currency.  The impact of this change in functional currency during the third quarter of 2015 was to recognize a translation gain of $3 million included in other comprehensive income.

b) Accounting Policies Used

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2014, except for adoption of the following amendments to standards effective as of January 1, 2015:

Employee Benefits

•                  IAS 19 Employee Benefits - Amendments to IAS 19. The amended standard clarified the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can be, but are not required to be recognized as a reduction in the service cost in the period in which the related service is rendered. The amendment is effective for annual periods beginning on or after July 1, 2014. Application of the amended standard does not have an impact on the Company’s financial statements as it reflects current accounting policy of the Company.

Operating Segments

•                  IFRS 8 Operating Segments - Amendments to IFRS 8. The amended standard requires (i) disclosure of judgments made by management in aggregating segments, and (ii) a reconciliation of segmented assets to the Company’s assets when segment assets are reported. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment does not have an impact on the Company’s financial statements.

Fair Value Measurement

•                  IFRS 13 Fair Value Measurement - Amendments to IFRS 13. The amended standard clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts if the effect of discounting is immaterial. It also clarifies that the portfolio exception can be applied not only to financial assets and liabilities, but also to other contracts within scope of IAS 39 and IFRS 9. The amendment is effective for annual periods beginning on or after July 1, 2014. The application does not have a significant impact on the Company’s financial statements.

Related Parties

•                  IAS 24 Related Parties - Amendments to IAS 24. The amended standard (i) revises the definition of related party to include an entity that provides key management personnel services to the reporting entity or its parent, and (ii) clarifies related disclosure requirements. The amendment does not have an impact on the Company’s financial statements, as there is no entity performing key management services for the Company.

c) Accounting Pronouncements Not Yet Adopted

The Company continues to assess the impact of adopting the pronouncements from the IASB as described below:

Financial Instruments

•                  IFRS 9 Financial Instruments. IFRS 9 (July 2014) replaces earlier versions of IFRS 9 that had not yet been adopted by the Company and supersedes IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new models for classification and measurement of financial instruments, hedge accounting and impairment of financial assets and is mandatorily effective for periods beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact on the Company’s financial statements.

Revenue from Contracts with Customers

•                  IFRS 15 Revenue from Contracts with Customers. IFRS 15 specifies that revenue should be recognized when an entity transfers control of goods or services at the amount the entity expects to be entitled to as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. Initially, IFRS 15 was effective for annual periods beginning on or after January 1, 2017. On September 11, 2015, the IASB issued an amendment to the standard deferring the effective date to January 1, 2018. Application of the standard is mandatory and early adoption is permitted. The Company continues to review the standard as it is updated and monitor its impact on the Company’s financial statements.

4. DISCONTINUED OPERATIONS

On September 1, 2015, Talisman completed the sale of substantially all of the assets and liabilities of Talisman’s Norwegian operations (the “Disposal Group”), to Repsol Exploration Norge AS, a subsidiary of Repsol, for proceeds of $47 million including working capital. Talisman retained a corporate income tax asset.

Operating results related to the Disposal Group have been included in net income (loss) from discontinued operations in the interim condensed Consolidated Statements of Income (Loss). Comparative period balances of the condensed Consolidated Statements of Income (Loss) and Cash Flows have been restated. During the three months ended June 30, 2015, the Disposal Group was remeasured to its recoverable amount of $47 million and as a result, a loss on remeasurement of discontinued operations of $472 million pre-tax ($292 million after-tax) was recorded in Norway. When the acquisition closed on September 1, 2015, an additional $10 million pre-tax loss on remeasurement of discontinued operations ($2 million after-tax) was recorded. Exchange gains of $114 million relating to the Disposal Group previously recognized in accumulated other comprehensive income was included in the “Net income (loss) from discontinued operations” on the condensed Consolidated Statements of Income (Loss).

Net income (loss) from discontinued operations reported on the condensed Consolidated Statements of Income (Loss) is composed of the following:

Three months ended September 30	2015	2014
Revenue	38	141
Expenses	(28)	(167)
	10	(26)
Loss on remeasurement of discontinued operations	(10)	—
Realized accumulated translation adjustments on disposition of foreign operations	114	—
Income (loss) from discontinued operations before taxes	114	(26)
Income taxes
Current income tax recovery	(1)	(7)
Deferred income tax expense (recovery)	3	(5)
Net income (loss) from discontinued operations	112	(14)

Nine months ended September 30	2015	2014
Revenue	182	414
Expenses	(429)	(714)
	(247)	(300)
Loss on remeasurement of discontinued operations	(482)	—
Realized accumulated translation adjustments on disposition of foreign operations	114	—
Loss from discontinued operations before taxes	(615)	(300)
Income taxes
Current income tax recovery	(8)	(12)
Deferred income tax recovery	(313)	(154)
Net loss from discontinued operations	(294)	(134)

During the nine month period ended September 30, 2015, the Company recorded an impairment of $118 million in Norway E&E assets to fully impair costs associated with a license after a dry exploration well confirmed the license to be uneconomic. In addition, the Company recorded an impairment of $30 million in Norway, due to an increase in the decommissioning obligation and asset caused by a 1.5% decrease in the credit-adjusted discount rate used to measure decommissioning liabilities.

During the nine month period ended September 30, 2014, the Company recorded an impairment of $60 million in Norway, due to an increase in the decommissioning obligation and asset caused by a 1% decrease in the credit-adjusted discount rate used to measure decommissioning liabilities. The Company also recorded $130 million of impairment expense in Norway as a result of the Company’s decision to withdraw from an exploration license following technical evaluation, representing the full book value of the license.

The cash flows from discontinued operations, including changes in related non-cash working capital items, are as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Operating	(5)	7	(29)	44
Investing	46	(35)	9	(160)
Cash flows from discontinued operations	41	(28)	(20)	(116)

5. DISPOSALS

North Sea Disposition

On September 1, 2015, Talisman completed the sale of substantially all of the assets and liabilities of Talisman’s Norwegian operations, to Repsol Exploration Norge AS, a subsidiary of Repsol, for proceeds of $47 million including working capital (note 4).

North America Dispositions

In July 2014, Talisman sold non-core assets in western Canada for total cash consideration of C$120 million. The transaction closed on July 31, 2014 with net proceeds of $99 million after $1 million in working capital adjustments, resulting in a pre-tax loss on disposal of $3 million ($3 million after-tax).

In April 2014, Talisman sold non-core assets in western Canada for net proceeds of $42 million after $2 million in working capital adjustments, resulting in a pre-tax loss on disposal of $3 million ($4 million after-tax).

In March 2014, Talisman completed the sale of its Montney acreage in northeast British Columbia for proceeds of $1.3 billion, resulting in a pre-tax gain of $564 million ($493 million after tax).

6. INVESTMENTS

	September 30, 2015	December 31, 2014
Investments in Joint Ventures
Equity investment in Equion Energía Limited (Equion)	446	523
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	51	47
	85	81
Total	531	604

	September 30, 2015	December 31, 2014
Obligation to Fund Equity Investee
Equity investment in Talisman Sinopec Energy (UK) Limited (TSEUK)	(229)	(700)
Loan to TSEUK	—	514
	(229)	(186)

Investments in Joint Ventures

Movement in the investment in TSEUK joint venture during the period is as follows:

	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	(186)	206
Investment in TSEUK	1,000	961
Loan to TSEUK, net of repayments and settlements[1]	(514)	(298)
Share of net loss and comprehensive loss	(529)	(1,055)
Balance, end of period	(229)	(186)

1.              Amount shown net of subscriptions of common shares which settled a portion of the shareholder loan in each of June 2014 and July 2015.

Talisman has a 51% interest in the ownership and voting rights of TSEUK whose principal place of operations is the United Kingdom (UK) and is incorporated in England and Wales. Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a shareholders’ agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Movement in the investment in Equion joint venture during the period is as follows:

	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	523	920
Share of net income (loss) and comprehensive income (loss)	(16)	15
Dividend declared by Equion[1]	(61)	(279)
Impairment	—	(133)
Balance, end of period	446	523

1. The dividend declared in 2014 was settled through a reduction in the loan payable to Equion.

Talisman has a 49% interest in the ownership and voting rights of Equion whose principal place of operations is Colombia. Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a heads of agreement between the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following tables summarize the financial information of the joint ventures. The tables also reconcile financial information to the carrying amount of the Company’s interests in joint ventures, which are accounted for using the equity method.

	September 30, 2015			December 31, 2014
Summarized Balance Sheets	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Cash and cash equivalents	45	107	152	37	141	178
Current assets	369	150	519	517	314	831
Loans receivable from shareholders	—	195	195	—	29	29
Non-current assets	4,920	1,051	5,971	4,812	1,246	6,058
Total assets	5,334	1,503	6,837	5,366	1,730	7,096
Current liabilities	787	331	1,118	1,073	392	1,465
Loans payable to shareholders	—	—	—	1,009	—	1,009
Non-current liabilities	5,147	321	5,468	4,807	329	5,136
Total liabilities	5,934	652	6,586	6,889	721	7,610
Net assets (liabilities)	(600)	851	251	(1,523)	1,009	(514)

1. Balances represent respective entity’s 100% share.

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of net assets (liabilities)	(306)	417	111	(777)	494	(283)
Goodwill	77	162	239	77	162	239
	(229)	579	350	(700)	656	(44)
Loan to TSEUK	—	—	—	514	—	514
Accumulated impairment on investment	—	(133)	(133)	—	(133)	(133)
Talisman’s investment (obligation to fund)	(229)	446	217	(186)	523	337

Summarized Statements of Income	Three months ended September 30, 2015			Three months ended September 30, 2014
(Loss)	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Revenue	208	152	360	233	167	400

Operating	253	17	270	349	26	375
Transportation	2	11	13	6	11	17
General and administrative	1	—	1	12	—	12
Depreciation, depletion and amortization	164	89	253	64	60	124
Exploration expense	2	—	2	5	—	5
Finance costs	56	1	57	27	—	27
Other	24	30	54	26	(9)	17
Income (loss) before tax	(294)	4	(290)	(256)	79	(177)
Current income tax expense (recovery)	(18)	35	17	(24)	50	26
Deferred income tax expense (recovery)	132	16	148	(173)	(6)	(179)
Net income (loss) and comprehensive income (loss)	(408)	(47)	(455)	(59)	35	(24)

1. Balances represent respective entity’s 100% share.

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(208)	(23)	(231)	(30)	17	(13)
Cash dividends received by Talisman	—	—	—	—	—	—

Summarized Statements of Income	Nine months ended September 30, 2015			Nine months ended September 30, 2014
(Loss)	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Revenue	598	382	980	939	488	1,427

Operating	730	56	786	1,005	71	1,076
Transportation	13	27	40	17	31	48
General and administrative	42	—	42	27	—	27
Restructuring costs	5	—	5	—	—	—
Depreciation, depletion and amortization	448	240	688	240	192	432
Exploration expense	4	—	4	10	—	10
Finance costs	134	2	136	94	1	95
Impairment	260	—	260	198	—	198
Other	71	33	104	53	(35)	18
Income (loss) before tax	(1,109)	24	(1,085)	(705)	228	(477)
Current income tax expense (recovery)	(70)	51	(19)	(50)	125	75
Deferred income tax expense (recovery)	(2)	6	4	(445)	(25)	(470)
Net income (loss) and comprehensive income (loss)	(1,037)	(33)	(1,070)	(210)	128	(82)

1. Balances represent respective entity’s 100% share.

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(529)	(16)	(545)	(107)	63	(44)
Cash dividends received by Talisman	—	—	—	—	—	—

	Three months ended September 30, 2015			Three months ended September 30, 2014
Summarized Statements of Cash Flows	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Operating activities
Net income (loss)	(408)	(47)	(455)	(59)	35	(24)
Add: Finance costs (cash and non-cash)	56	1	57	27	—	27
Items not involving cash	299	114	413	(87)	53	(34)
Changes in non-cash working capital	75	37	112	24	48	72
Cash provided by (used in) operating activities	22	105	127	(95)	136	41

Investing activities
Capital expenditures	(157)	(23)	(180)	(237)	(62)	(299)
Loans to shareholders	—	(45)	(45)	—	(24)	(24)
Other	(31)	(9)	(40)	(19)	12	(7)
Cash used in investing activities	(188)	(77)	(265)	(256)	(74)	(330)

Financing activities
Common shares issued	190	—	190	365	—	365
Loans from shareholders, net of repayments	—	—	—	(12)	—	(12)
Finance costs (cash)	(4)	—	(4)	(10)	—	(10)
Other	2	—	2	10	—	10
Cash provided by (used in) financing activities	188	—	188	353	—	353

1.  Balances represent respective entity’s 100% share.

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
Summarized Statements of Cash Flows	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Operating activities
Net income (loss)	(1,037)	(33)	(1,070)	(210)	128	(82)
Add: Finance costs (cash and non-cash)	134	2	136	94	1	95
Items not involving cash	736	259	995	35	154	189
Changes in non-cash working capital	(59)	27	(32)	(65)	21	(44)
Cash provided by (used in) operating activities	(226)	255	29	(146)	304	158

Investing activities
Capital expenditures	(568)	(65)	(633)	(890)	(131)	(1,021)
Proceeds of dispositions	—	7	7	—	14	14
Loans to shareholders	—	(166)	(166)	—	(61)	(61)
Other	(95)	(65)	(160)	87	(3)	84
Cash used in investing activities	(663)	(289)	(952)	(803)	(181)	(984)

Financing activities
Common shares issued	900	—	900	365	—	365
Loans from shareholders, net of repayments	—	—	—	674	—	674
Finance costs (cash)	(23)	—	(23)	(40)	—	(40)
Other	20	—	20	2	—	2
Cash provided by (used in) financing activities	897	—	897	1,001	—	1,001

1.  Balances represent respective entity’s 100% share.

The summarized financial information presented is the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition of the joint venture, as appropriate. The fair value adjustments related to the Company’s jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill. In addition, the financial statements of TSEUK have been adjusted with respect to asset impairments, depletion, depreciation and amortization, deferred income taxes, decommissioning liabilities and provisions.

TSEUK Joint Venture

As at September 30, 2015, the investment balance in the TSEUK joint venture was negative $229 million. The obligation to fund TSEUK, in proportion of its shareholding, arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2016. In addition, the Company, in proportion of its shareholding, has provided certain guarantees to fund TSEUK’s decommissioning obligation if TSEUK is unable to (note 17), and the shareholders of TSEUK have provided equity funding facilities to TSEUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

In June 2014, the shareholders of TSEUK provided an equity funding facility totaling $1.2 billion to TSEUK, of which Talisman was committed to $612 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. In March 2015, the maximum available amount was increased to $1.5 billion. This facility expired on June 30, 2015. During the period from July 1, 2014 to December 31, 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $625 million under this facility, of which Talisman’s share was $319 million. During the six month period ended June 30, 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $710 million under this facility, of which Talisman’s share was $362 million.

In June 2015, the shareholders of TSEUK provided a new equity funding facility of $1.7 billion, of which Talisman is committed to $867 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. This facility is effective from July 1, 2015 and expires on December 31, 2016. During the three month period ended September 30, 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $190 million under this facility, of which Talisman’s share was $97 million.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. In January 2015, an agreement was reached by the shareholders of TSEUK, in which the quarterly principal and interest payments of the facility were deferred until July 31, 2015. In July 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.1 billion, of which Talisman’s share was $541 million, which settled the remaining shareholder loan balance of $1.0 billion and accrued interest of $52 million, of which Talisman’s share was $514 million and $27 million, respectively. There was no loan balance outstanding as at September 30, 2015.

Any loans outstanding under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced.  Any outstanding loans will mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK.  Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan advanced under this facility. Remaining borrowing capacity under this facility:

	Nine months ended September 30, 2015	Year ended December 31, 2014
Borrowing capacity, beginning of period	742	1,525
Advances	—	(783)
Borrowing capacity, end of period	742	742
Talisman’s share	378	378

In June 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.26 billion, of which Talisman’s share was $643 million, which settled shareholder loans of $1.24 billion and accrued interest of $18 million, of which Talisman’s share was $634 million and $9 million, respectively.

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 17.

During the three months ended March 31, 2015, the UK government announced that effective January 1, 2015 the rate of supplementary charge on ring fence profits decreased from 32% to 20%. Consequently, there is now a combined UK corporation tax and supplementary charge rate of 50% (down from 62%) for oil and gas companies with fields not subject to Petroleum Revenue Tax (PRT). The UK government also announced that the PRT rate will decrease from 50% to 35%, effective for years ending after December 31, 2015. As a result of this legislative change, TSEUK recorded a recovery of deferred PRT of $98 million ($50 million net to Talisman).

During the nine months ended September 30, 2015, an impairment expense of $260 million, of which Talisman’s share was $133 million, was recorded in TSEUK as a result of Talisman’s adoption of Repsol’s credit-adjusted discount rate in measuring decommissioning obligations.

Equion Joint Venture

During the three months ended September 30, 2015, Equion declared dividends payable to the shareholders in the amount of $125 million of which Talisman’s share was $61 million.  The Company has recorded dividends receivable of $61 million with a corresponding reduction in the equity investment in Equion.

During the year ended December 31, 2014, Equion declared dividends payable to the shareholders in the amount of $570 million, of which Talisman’s share was $279 million. The Company has recorded a corresponding reduction in the equity investment in Equion. The dividends were settled through reduction of the loan due to Equion as described below.

The loan due to Equion of $96 million (December 31, 2014 - $15 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of TSEUK and Equion, and the timing of those payments, since December 31, 2014.

7. GOODWILL

Continuity of goodwill	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	279	575
Disposals	—	(9)
Impairments	—	(287)
Balance, end of period	279	279

Goodwill has no tax basis.

8. OTHER ASSETS

	September 30, 2015	December 31, 2014
Accrued pension asset	3	4
Decommissioning sinking fund	74	71
Transportation rights[1]	86	92
Other	11	13
Total	174	180

1.              Net of $22 million accumulated depreciation (December 31, 2014 - $16 million).

9. YME REMOVAL OBLIGATION

In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the “Talisman Works”) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works. The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

During the three and nine months ended September 30, 2015, $2 million and $60 million (2014 - $9 million and $38 million) respectively in eligible expenditures were incurred on the Talisman Works which reduced the Yme removal obligation and the restricted cash balance by an equal amount. The remaining balances of restricted cash and Yme removal obligation were sold to Repsol Exploration Norge AS, a subsidiary of Repsol, as part of the Norwegian operating assets and liabilities on September 1, 2015 (note 4).

10. OIL AND GAS ASSETS

The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2013	23,039	5,393	28,432

Additions	1,743	409	2,152
Disposals and derecognition	(1,981)	(23)	(2,004)
Transfers from E&E assets to PP&E	285	(285)	—
Change in decommissioning liabilities	130	114	244
Expensed to dry hole	—	(140)	(140)

At December 31, 2014	23,216	5,468	28,684

Acquisitions	—	11	11
Additions	715	132	847
Disposals and derecognition	(3,845)	(2,125)	(5,970)
Transfers from E&E assets to PP&E	18	(18)	—
Change in decommissioning liabilities	307	6	313
Expensed to dry hole	—	(20)	(20)

At September 30, 2015	20,411	3,454	23,865

Accumulated DD&A
At December 31, 2013	13,287	2,228	15,515

Charge for the period	1,936	10	1,946
Disposals and derecognition	(1,733)	—	(1,733)
Transfers from E&E assets to PP&E	10	(10)	—
Impairment losses, net of reversals	672	676	1,348
Transfers from PP&E to E&E assets	(20)	20	—

At December 31, 2014	14,152	2,924	17,076

Charge for the period	1,271	—	1,271
Disposals and derecognition	(3,613)	(2,125)	(5,738)
Impairment, net of reversals[1] (note 11)	333	193	526

At September 30, 2015	12,143	992	13,135

Net book value
At September 30, 2015	8,268	2,462	10,730
At December 31, 2014	9,064	2,544	11,608
At December 31, 2013	9,752	3,165	12,917

1.    Balance includes $153 million in impairment expense related to discontinued operations in Norway.

11. IMPAIRMENT, NET OF REVERSALS

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Impairment losses
E&E assets	62	—	64	—
PP&E	263	—	309	—
	325	—	373	—
Impairment reversals
PP&E	—	—	—	(32)
	—	—	—	(32)
Net Impairment (reversal)	325	—	373	(32)

During 2014, the Company recorded a $614 million pre-tax ($614 million after-tax) impairment expense relating to Eagle Ford, of which $488 million was to PP&E assets and $126 million to E&E assets. The CGU consists of upstream properties and midstream assets. The impairment was taken mainly as a result of the overall lower commodity price environment leading to the decrease of the properties and asset valuation. The recoverable amount, as reflected by the fair value less cost to sell of the CGU, is $1.8 billion (using Level 2 fair value inputs). In developing its view of fair market value, management considered precedent Eagle Ford transactions. Precedent transactions from 2014 and 2013 were used to derive market metrics. A discount factor was applied to the historical 2014 and 2013 market metrics to reflect the lower liquids prices observed in the fourth quarter of 2014, the reduction determined by reference to comparable “pure play” companies operating in the CGU.  During 2015, there was sustained decline in commodity prices and few precedent transactions. As a result, the Company applied a further discount to historical observed market metrics and recorded a $325 million pre-tax ($325 million after-tax) impairment expense of which $263 million was to PP&E assets and $62 million to E&E assets.

In conjunction with the acquisition of the Company by Repsol, Repsol has completed a preliminary allocation of the purchase price for purposes of its accounting subsequent to the acquisition date. As part of the purchase price allocation, Repsol estimated preliminary fair values of the Company’s assets and liabilities. Based on this preliminary assessment, certain of the Company’s assets could be impaired or subject to impairment reversals in future periods. Management has not recorded these potential impairments or reversals in the September 30, 2015 financial statements as the estimates are considered preliminary and subject to further review. The magnitude of any impairments or reversals to be recorded in future periods will be determined as the purchase price allocation is finalized.

12. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	1,928	1,769
Liabilities incurred during the period	11	75
Liabilities settled during the period	(73)	(59)
Accretion expense [1]	37	51
Revisions in estimated cash flows	(19)	109
Change in discount rate	321	60
Disposals	(1,188)	(77)
Balance, end of period	1,017	1,928
Expected to be settled within one year	38	43
Expected to be settled in more than one year	979	1,885
	1,017	1,928

1.    Balance includes $14 million in accretion expense related to discontinued operations in Norway.

As a result of Repsol’s acquisition of Talisman in May 2015, Talisman has adopted Repsol’s credit-adjusted rate to discount its decommissioning liabilities. The provision has been calculated using the current estimated cost to retire the asset inflated to the estimated retirement date and then discounted using a weighted average credit-adjusted rate of 4.3% at September 30, 2015. As a result of the sale of assets and liabilities of the Company’s Norwegian operations to Repsol, $1.2 billion of discounted decommissioning liabilities ($1.3 billion undiscounted, note 18) were transferred to Repsol effective September 1, 2015.

13. FINANCE COSTS

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Interest on long-term debt	62	65	192	202
Miscellaneous interest expense and other fees	11	8	31	23
Accretion expense	10	6	23	20
	83	79	246	245

14. LONG-TERM DEBT

	September 30, 2015	December 31, 2014
Bankers’ Acceptances	—	475
Commercial Paper	—	103
Tangguh Project Financing	40	43
Short-term LIBOR Loan	—	150
Debentures and Notes (Unsecured)
US$ denominated	3,532	3,905
UK£ denominated (UK£ million)	377	388
Gross debt	3,949	5,064
Less: current portion	(156)	(1,109)
Long-term debt	3,793	3,955

	September 30, 2015	December 31, 2014
Loans from Related Parties	959	—

During the nine month period ended September 30, 2015, Talisman repaid debt of $1.6 billion, including $150 million of short-term LIBOR loan, $775 million of bankers’ acceptances, $255 million of commercial paper, $375 million of 5.125% notes and $3 million of Tangguh project financing. The Company also issued debt of $452 million, including $300 million of bankers’ acceptances and $152 million of commercial paper. The current liability of $156 million consists of $150 million in 8.5% notes, and $6 million in Tangguh project financing.

Bank Credit Facilities and Commercial Paper

At September 30, 2015, Talisman had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2019.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.  In addition, drawings to a total of $1.0 billion are available in the form of letters of credit.  Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.

At September 30, 2015, there were no drawings in the form of bankers’ acceptances or commercial paper. There was $79 million in letters of credit support outstanding at September 30, 2015. The authorized amount under the Company’s commercial paper program is $1.0 billion, but the amount available under this program is limited to the availability of backup funds under the Company’s Facility No. 1.

At September 30, 2015, available borrowing capacity under the bank credit facilities was $3.1 billion.

Related Party Facilities

On May 8, 2015, TE Holdings SARL., a subsidiary of Talisman, entered into a $500 million revolving facility with Repsol Tesoreria Y Gestion Financiera, S.A. The facility matures on May 8, 2016 and bears an interest rate of LIBOR+0.80%. On September 30, 2015, the facility agreement was amended to extend the maturity date to May 8, 2018. As at September 30, 2015, $205 million has been drawn under this facility. Interest expense related to the facility recognized by Talisman during the quarter was $1 million.

On May 8, 2015, Talisman also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. The facility matures on May 8, 2018 and bears an interest rate of LIBOR+1.20%. As at September 30, 2015, $754 million has been drawn under this facility. Interest expense related to the facility recognized by Talisman during the quarter was $3 million.

Debt Covenants

Talisman is in compliance with all of its debt covenants. The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. Considering the current commodity price environment, Talisman may require support from Repsol to ensure continued compliance with its liquidity and covenant requirements.

15. OTHER LONG-TERM OBLIGATIONS

	September 30, 2015	December 31, 2014
Accrued pension and other post-employment benefits liabilities	106	135
Deferred credits	18	41
Long-term portion of discounted obligations under finance leases	34	41
Long-term portion of share-based payments liability (note 16)	—	1
Other	75	55
	233	273

The fair value of financial liabilities included above approximates the carrying amount.

16. SHARE CAPITAL AND SHARE-BASED PAYMENTS

Authorized

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

	Nine months ended September 30, 2015		Year ended December 31, 2014
Continuity of common shares	Shares	Amount	Shares	Amount
Balance, beginning of period	1,031,525,988	1,738	1,031,356,870	1,723
Issued on exercise of stock options	—	—	478,244	5
Converted from preferred shares	8,000,000	195	—	—
Shares previously held in trust sold on the open market	323,584	3	—	—
Shares purchased and held in trust for long-term PSU plan	(3,793,939)	(30)	(2,265,898)	(21)
Shares released from trust for long-term PSU plan	8,110,395	86	1,956,772	31
Balance, end of period	1,044,166,028	1,992	1,031,525,988	1,738

On May 8, 2015, Repsol’s acquisition of Talisman was completed, whereby Repsol acquired all outstanding common and preferred shares of Talisman. The outstanding preferred shares were subsequently converted into common shares on a 1:1 basis.

During the three month period ended September 30, 2015 and subsequent to September 30, 2015, there were no activities relating to the Company’s common shares.

During the nine month period ended September 30, 2015, the Company declared common share dividends of $0.1125 per common share for an aggregate dividend of $117 million.

Preferred Shares Issued

	Nine months ended September 30, 2015		Year ended December 31, 2014
Continuity of preferred shares	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning of period	8,000,000	191	8,000,000	191
Converted into common shares	(8,000,000)	(191)	—	—
Balance, end of period	—	—	8,000,000	191

Subsequent to the acquisition of Talisman by Repsol on May 8, 2015, all Series 1 preferred shares were converted on a 1:1 basis into common shares.

During the nine month period ended September 30, 2015, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

Share-Based Payments

Subsequent to the acquisition of Talisman by Repsol on May 8, 2015, all share-based payment units were settled and paid by May 29, 2015.

As at September 30, 2015, there were no short-term or long-term obligations on the Company’s balance sheets, relating to stock options, cash units, DSUs and RSUs, as all such outstanding units were settled and paid in the three month period ended June 30, 2015.

During the nine month period ended September 30, 2015, the Company recorded share-based payments recovery of $24 million (2014 - $25 million recovery) in respect of the following plans: stock options $38 million recovery, cash units - $3 million recovery, PSUs - $7 million expense, RSUs - $10 million expense, and DSUs - $nil. The share-based payments expense includes cash payments of $32 million (2014 - $20 million) to employees in settlement of fully accrued share-based payments liabilities for RSUs settled in the period. An additional cash payment of $86 million was made to employees in cash settlement of all stock options, cash units, RSUs, and PSUs outstanding on completion of Repsol’s acquisition of Talisman. In general and administrative expense in the condensed Consolidated Statement of Income (Loss), the Company recognized no DSU recovery relating to the directors and executive deferrals. General and administrative expense included payments of $8 million for settlement of DSUs as a result of Repsol’s acquisition of Talisman.

At September 30, 2015, there were no outstanding share-based payment arrangements.

17. FINANCIAL INSTRUMENTS

Talisman’s financial assets and liabilities at September 30, 2015 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, loans from related parties, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value.  The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of Talisman’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of Talisman’s long-term debt (including the current portion) at September 30, 2015 was $4.7 billion (December 31, 2014 - $5.3 billion), while the carrying value was $4.9 billion (December 31, 2014 - $5.1 billion). The Company uses Level 2 inputs as described below to estimate the fair value of the outstanding long-term debt as at September 30, 2015.

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values.  To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data.  In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.  The Company’s non-performance risk is determined based on third party quotes for the Company’s debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.

The three levels of the fair value hierarchy are as follows:

•                  Level 1 — inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•                  Level 2 — inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace.  The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•                  Level 3 — inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over-the-counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as Level 2.

Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability. Fair values for interest rate instruments are based on discounted cash flow analysis using current market rates and prices.

Risk Management Assets, Liabilities, Gains and Losses

During the nine month period ended September 30, 2015, the Company received proceeds of $1.3 billion for settlement of its oil and gas derivative contracts, which included proceeds related to the liquidation of outstanding instruments. As at September 30, 2015, there was less than $1 million of risk management liability associated with the Company’s outstanding fixed price power swaps, which were measured using Level 2 inputs.

During the three month period ended September 30, 2015, the Company recorded no gain or loss on held-for-trading financial instruments (2014 - $428 million gain) and a gain of $62 million for the nine month period ended September 30, 2015 (2014 - $197 million gain).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at September 30, 2015, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in less than $1 million change in net loss and comprehensive loss during the three month period ended September 30, 2015. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. The Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million outstanding at the beginning of the year. These contracts expired on May 15, 2015. The Company did not enter any new interest rate swap contracts during the third quarter.

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At September 30, 2015, approximately 80% of the Company’s trade accounts receivables were current and the largest single counterparty exposure, accounting for 5% of the total, was with a highly rated counterparty. Concentration of counterparty credit risk is managed by having a broad domestic and international customer base primarily of highly rated counterparties.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank and related party credit facilities. The Company has in place committed bank facilities totaling $3.2 billion, all of which are committed through 2019. At September 30, 2015, there were no drawings in the form of bankers’ acceptance or commercial paper, and there was $79 million in letters of credit support outstanding. Available borrowing capacity under committed bank facilities was $3.1billion at September 30, 2015. In addition, the Company also has in place related party facilities from Repsol subsidiaries totaling $1.5 billion, all of which are committed through 2018. At September 30, 2015, $959 million were drawn under these facilities.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At September 30, 2015, demand letters of credit guaranteed by the Company totaling $1.2 billion were issued, of which $1.1 billion were issued from uncommitted facilities. Of that total, $0.9 billion is provided as security for the costs of decommissioning obligations in the UK, as described below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax Petroleum UK Limited (Addax) assumed 49% of the decommissioning obligations of TSEUK. Addax’s parent company, China Petrochemical Corporation (Sinopec), has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted by 50%. TSEUK has entered into a Decommissioning Relief Deed with the UK Government and continues to negotiate with counterparties to amend all DSAs accordingly. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, TSEUK’s tax relief is capped at $2.1 billion, representing corporate income taxes paid and recoverable since 2002.

At September 30, 2015, TSEUK has $2.6 billion of demand shared facilities in place under which letters of credit of $1.8 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

At September 30, 2015, Talisman’s share of TSEUK’s total recorded decommissioning liabilities was $2.7 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation upon cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s investment-grade credit rating.

As at September 30, 2015, the investment balance in the TSEUK joint venture was negative $229 million. The obligation to fund TSEUK, in proportion of its shareholding, arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2016. In addition, the Company, in proportion of its shareholding, has provided certain guarantees to fund TSEUK’s decommissioning obligation if TSEUK is unable to, and the shareholders of TSEUK have provided equity funding facilities to TSEUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

Except for long-term debt that matures as outlined in note 14 and other long-term obligations detailed in note 15, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. Talisman may enter into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

During the six month period ended June 30, 2015, the Company liquidated all its contracts related to commodity price risk management. During the three month period ended September 30, 2015 and subsequent to September 30, 2015, the Company has not entered into any new commodity price risk management derivative contracts.

At September 30, 2015, the Company had power commodity price derivative contracts outstanding with fair value of less than $1 million.

18. CONTINGENCIES AND COMMITMENTS

Provisions and Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not currently expected to have a material impact on the Company’s financial position. A summary of specific legal proceedings and contingencies is as follows:

Galley Pipeline

In August 2012, a portion of the Galley pipeline, in which TSEUK has a 67.41% interest, suffered an upheaval buckle.

In September 2012, TSEUK, in which Talisman holds a 51% interest, claimed for the suffered losses as a consequence of the incidence to Oleum Insurance Company (“Oleum”), a wholly-owned Talisman subsidiary. TSEUK delivered a proof of loss seeking recovery under the insuring agreement of $315 million.

The information delivered by TSEUK in November 2014 purporting to substantiate its claim did not support a determination of coverage and Oleum sought additional information from TSEUK to facilitate final coverage determination.

TSEUK has sent additional information to Oleum that is being reviewed by external counsel.

Addax Arbitration

On July 13, 2015, Addax Petroleum UK Limited and Sinopec International Petroleum Exploration and Production Corporation, filed a Notice of Arbitration against Talisman Energy Inc. (“TEI”) and Talisman Colombia Holdco Limited (“TCHL”) in connection with the purchase of 49% shares of Talisman Energy (UK) Limited (now known as TSEUK). TEI and TCHL have filed their responses to the Notice of Arbitration on October 1, 2015. In the Company’s opinion, the claims included in the Notice of Arbitration are without merit.

Government and Legal Proceedings with Tax Implications

Specific tax claims which Talisman and its subsidiaries are parties to at September 30, 2015 are as follows:

Canada

The Canadian tax authorities, Canada Revenue Agency, (“CRA”) regularly inspect the tax matters of the Talisman Group companies based in Canada. In 2015, verification and investigation activities related to the years 2006-2010 have been made.

As part of these proceedings, the CRA has questioned certain restructuring transactions, although this line of questioning has not resulted in court proceedings to date.

Indonesia

Indonesian Corporate Tax Authorities have been questioning various aspects of the taxation of permanent establishments that Talisman Group has in the country. These proceedings are pending a court hearing.

Malaysia

Talisman Malaysia Ltd. and Talisman Malaysia (PM3) Ltd., the Talisman Group’s operating subsidiaries in Malaysia, have received notifications from the Inland Revenue Board (IRB) in respect of the years 2007, 2008 and 2011 questioning, primarily, the deductibility of certain costs. These proceedings are pending a court hearing.

Timor-Leste

The authorities of Timor-Leste, questioned the deduction by TLM Resources (JPDA 06-105) Pty Limited, the Talisman Group’s subsidiary in East Timor, of certain expenses for income tax purposes. This line of questioning is at a very preliminary stage of debate with the authorities.

Commitments

Except for the commitments at December 31, 2014 associated with Talisman’s Norwegian operations listed below, there have been no significant changes to Talisman’s expected future commitments, and the timing of those payments, since December 31, 2014. As a result of the sale of substantially all of the assets and liabilities of Talisman’s Norwegian operations, the following commitments are no longer those of the Company:

	2015	2016	2017	2018	2019	Subsequent to 2019	Total
Office leases	2	2	—	—	—	—	4
Vessel leases	5	2	2	2	—	—	11
Transportation and processing commitments	55	3	—	—	—	—	58
Decommissioning liabilities (note 12)	73	134	174	230	132	567	1,310
Yme removal obligation (note 9)	186	—	—	—	—	—	186
PP&E and E&E assets	61	—	—	—	—	—	61
Other service contracts	18	—	—	—	—	—	18
	400	141	176	232	132	567	1,648

19. OTHER INCOME

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Pipeline and customer treating tariffs	6	14	32	47
Investment income	4	4	10	14
Interest on loan to TSEUK (note 6)	—	4	10	23
Marketing and other income	14	13	53	28
	24	35	105	112

20. OTHER EXPENSES, NET

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Foreign exchange (gain) loss	3	(20)	8	(15)
PP&E derecognition	—	4	—	4
Restructuring	—	1	35	18
Transaction costs[1]	—	—	41	—
Other miscellaneous	31	8	96	30
	34	(7)	180	37

1. Costs incurred in relation to the acquisition of Talisman by Repsol.

21. INCOME TAXES

Current Income Tax (Recovery) Expense

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
North America	—	(38)	(5)	(34)
Southeast Asia	60	94	189	318
North Sea	(419)	1	(418)	—
Other	—	8	10	46
Total	(359)	65	(224)	330

Deferred Income Tax (Recovery) Expense

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
North America	(36)	(34)	141	10
Southeast Asia	(13)	7	2	20
North Sea	445	19	469	22
Other	16	(3)	32	—
Total	412	(11)	644	52

During the three month period ended September 30, 2015, $419 million of the deferred tax asset was reclassified to current tax receivable by recording a $419 million deferred tax expense and a corresponding current tax recovery as a result of the disposition of substantially all assets and liabilities of the Norway operations. During the nine month period ended September 30, 2015, the deferred tax expense was impacted by a $37 million charge related to a substantively enacted Alberta corporate tax rate increase of 2%. In addition, as a result of the acquisition by Repsol, the Company recorded additional tax expense totaling $275 million related to the derecognition of certain tax assets.

22. SUPPLEMENTAL CASH FLOW

Items Not Involving Cash

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Depreciation, depletion and amortization	394	398	1,184	1,220
Impairment, net of reversals	325	—	373	(32)
Dry hole	1	36	14	64
Share-based payments recovery	—	(17)	—	(25)
(Gain) loss on disposals	—	(6)	9	(560)
Unrealized (gain) loss on held-for-trading financial instruments	—	(420)	1,268	(292)
Deferred income tax	412	(11)	644	52
Foreign exchange	3	(22)	16	(16)
Derecognition	—	4	—	4
Loss from joint ventures and associates, after tax	231	13	545	44
Other	12	5	24	34
	1,378	(20)	4,077	493

Other Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Cash interest paid	55	49	185	174
Cash interest received	—	—	1	24
Cash income taxes paid	80	115	227	446

23. CASH AND CASH EQUIVALENTS

Of the cash and cash equivalents balance of $78 million (December 31, 2014 - $262 million), the entire balance (December 31, 2014 - $262 million) has been invested in bank deposits. There were no investments in highly rated marketable securities with original maturities of less than three months as at September 30, 2015.

24. RELATED PARTY DISCLOSURES

Interest in subsidiaries

The interim condensed Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and its directly or indirectly owned subsidiaries. Transactions between subsidiaries are eliminated on consolidation. The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at September 30, 2015:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Talisman Energy Canada¹	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Alberta Shale Partnership	Alberta	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) B.V.	The Netherlands	100%

1.              Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman’s conventional Canadian oil and gas operations.

Related party transactions with Repsol and Joint Ventures

In June and August 2015, Talisman (Algeria) B.V. (“TABV”) entered into Sale and Purchase Agreements with Repsol Trading S.A., a subsidiary of Repsol, under which TABV sold to Repsol approximately 615,000 barrels and 269,000 barrels of Saharan Blend Crude Oil for $38 million and $12 million, respectively.  As at September 30, 2015, there were no outstanding receivable balances as a result of these transactions.

In July 2015, Talisman (Colombia) Oil and Gas Ltd. (“TCOG”) entered into a Sale and Purchase Agreement with Repsol Trading S.A., a subsidiary of Repsol, under which TCOG sold to Repsol approximately 229,000 barrels of Crude Oil for $11 million. As at September 30, 2015, there were no outstanding receivable balances as a result of this transaction.

Talisman entered into a commitment in 2001 to sell gas of 367.5 million British thermal units (“mmbtu”) daily in the Corridor Block in Indonesia to Gas Supply Pte. Ltd (“GSPL”), a subsidiary of Repsol’s significant shareholder Temasek Holdings Limited (“Temasek”). The commitment matures in 2023.  As a result of Repsol’s acquisition of Talisman on May 8, 2015, GSPL and Temasek became Talisman’s related parties. Since May 8, 2015, Talisman gas sales to GSPL totaled $93 million (net Talisman’s share). As at September 30, 2015, the amount included in accounts receivable as a result of this commitment was $20 million.

Other transactions between Talisman and subsidiaries of Talisman’s parent, Repsol, since May 8, 2015, are disclosed in note 4 and note 14. Related party transactions with joint ventures are disclosed as part of note 6 and note 19.

25. SEGMENTED INFORMATION

Talisman’s activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other. The North America segment includes operations and exploration in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				Southeast Asia (2)
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2015	2014	2015	2014	2015	2014	2015	2014
Revenue
Sales	225	427	727	1,445	288	494	910	1,591
Other income	16	18	61	45	1	—	2	1
Income (loss) from joint ventures, after tax	—	—	—	—	—	—	—	—
Total revenue and other income	241	445	788	1,490	289	494	912	1,592
Segmented expenses
Operating	103	128	344	396	97	114	266	366
Transportation	25	26	76	65	13	13	41	40
DD&A	258	282	767	844	122	111	372	341
Impairment, net of reversals	325	—	325	(32)	—	—	48	—
Dry hole	—	—	—	—	1	6	—	34
Exploration	(3)	2	44	11	16	27	52	66
Other	7	10	116	41	2	1	25	3
Total segmented expenses	715	448	1,672	1,325	251	272	804	850
Segmented income (loss) from continuing operations before taxes	(474)	(3)	(884)	165	38	222	108	742
Non-segmented expenses
General and administrative
Finance costs
Share-based payments recovery
Currency translation
Gain on held-for-trading financial instruments
(Gain) loss on asset disposals
Total non-segmented expenses
Income (loss) from continuing operations before taxes
Capital expenditure
Exploration	45	33	84	78	9	66	54	103
Development	179	315	471	871	46	59	109	205
Exploration and development	224	348	555	949	55	125	163	308
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,107	6,321			1,915	2,223
Exploration and evaluation assets			1,332	1,345			731	667
Goodwill			110	110			169	169
Investments in joint ventures and associates			—	—			—	—
Other			306	555			567	740
Segmented assets			7,855	8,331			3,382	3,799
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			664	381			324	334

	Three months ended September 30		Nine months ended September 30
1. North America	2015	2014	2015	2014
Canada	95	177	327	635
US	146	268	461	855
Total revenue and other income	241	445	788	1,490
Canada			2,557	2,507
US			3,550	3,814
Property, plant and equipment (5)			6,107	6,321
Canada			930	871
US			402	474
Exploration and evaluation assets (5)			1,332	1,345

	Three months ended September 30		Nine months ended September 30
2. Southeast Asia	2015	2014	2015	2014
Indonesia	161	266	506	794
Malaysia	95	136	263	422
Vietnam	33	88	111	304
Australia	—	4	32	72
Total revenue and other income	289	494	912	1,592
Indonesia			889	941
Malaysia			591	698
Vietnam			240	308
Papua New Guinea			129	143
Australia			66	133
Property, plant and equipment (5)			1,915	2,223
Indonesia			46	37
Malaysia			89	41
Vietnam			196	191
Papua New Guinea			400	398
Exploration and evaluation assets (5)			731	667

5. Current year represents balances at September 30. Prior year represents balances at December 31.

	North Sea (3)				Other (4)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Revenue
Sales	—	—	—	—	28	52	125	201	541	973	1,762	3,237
Other income	1	5	11	24	6	12	31	42	24	35	105	112
Income (loss) from joint ventures, after tax	(208)	(30)	(529)	(107)	(23)	17	(16)	63	(231)	(13)	(545)	(44)
Total revenue and other income	(207)	(25)	(518)	(83)	11	81	140	306	334	995	1,322	3,305
Segmented expenses
Operating	—	—	—	—	15	21	49	44	215	263	659	806
Transportation	—	—	—	—	9	8	20	23	47	47	137	128
DD&A	—	—	—	—	14	5	45	35	394	398	1,184	1,220
Impairment, net of reversals	—	—	—	—	—	—	—	—	325	—	373	(32)
Dry hole	—	—	—	—	—	30	14	30	1	36	14	64
Exploration	(4)	—	16	—	11	15	30	50	20	44	142	127
Other	19	(1)	23	(2)	3	3	8	10	31	13	172	52
Total segmented expenses	15	(1)	39	(2)	52	82	166	192	1,033	801	2,681	2,365
Segmented income (loss) from continuing operations before taxes	(222)	(24)	(557)	(81)	(41)	(1)	(26)	114	(699)	194	(1,359)	940
Non-segmented expenses
General and administrative									61	92	228	297
Finance costs									83	79	246	245
Share-based payments recovery									—	(16)	(24)	(25)
Currency translation									3	(20)	8	(15)
Gain on held-for-trading financial instruments									—	(428)	(62)	(197)
(Gain) loss on asset disposals									—	(6)	9	(560)
Total non-segmented expenses									147	(299)	405	(255)
Income (loss) from continuing operations before taxes									(846)	493	(1,764)	1,195
Capital expenditure
Exploration	—	—	—	—	1	28	10	118	55	127	148	299
Development	—	—	—	—	7	1	27	8	232	375	607	1,084
Exploration and development	—	—	—	—	8	29	37	126	287	502	755	1,383
Acquisitions									3	—	11	36
Proceeds on dispositions									—	(102)	—	(1,494)
Other non-segmented									3	10	22	30
Net capital expenditures									293	410	788	(45)
Property, plant and equipment			—	256			246	264			8,268	9,064
Exploration and evaluation assets			—	125			399	407			2,462	2,544
Goodwill			—	—			—	—			279	279
Investments in joint ventures and associates			—	—			446	523			446	523
Other			472	2,051			212	301			1,557	3,647
Segmented assets			472	2,432			1,303	1,495			13,012	16,057
Non-segmented assets											2	1,273
Total assets (5)											13,014	17,330
Decommissioning liabilities (5)			—	1,176			29	37			1,017	1,928

	Three months ended September 30		Nine months ended September 30
3. North Sea	2015	2014	2015	2014
UK	—	4	10	23
Norway	1	1	1	1
Loss from TSEUK	(208)	(30)	(529)	(107)
Total revenue and other income	(207)	(25)	(518)	(83)
UK			—	—
Norway			—	256
Property, plant and equipment (5)			—	256
UK			—	—
Norway			—	125
Exploration and evaluation assets (5)			—	125

	Three months ended September 30		Nine months ended September 30
4. Other	2015	2014	2015	2014
Algeria	15	27	93	134
Colombia[6]	(4)	54	47	172
Total revenue and other income	11	81	140	306
Algeria			195	224
Colombia			51	40
Property, plant and equipment (5)			246	264
Colombia			202	208
Kurdistan Region of Iraq			197	199
Exploration and evaluation assets (5)			399	407

5. Current year represents balances at September 30. Prior year represents balances at December 31. 6. Balances include after-tax equity income from Equion.